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                                                              EXHIBIT (a)(1)(JJ)


ONE WEEK LEFT TO EXCHANGE STOCK OPTIONS x a.m. 6/18/03

Eligible option holders have one more week to participate in Delta's Option Exchange Program. The deadline is 7 p.m. ET on Wednesday. Information and program details were mailed to the homes of all eligible option holders in May, and the same information is posted on the HR Employee Connection [LINK: http://dalweb.delta.com/employee_connection/]. Those considering the program should review the materials and call Merrill Lynch to ask questions or to exchange options. SkyShares participants may call 888-335-8218. PCP participants may call 866-297-0391. Merrill Lynch could receive a high volume of calls as the program draws to a close next week. Those planning to participate should take this into consideration. SkyShares option holders who have their Merrill Lynch account number and personal identification number (PIN) may use the automated system at any time, day or night.